

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3561

March 23, 2018

<u>Via Email</u>
Ms. Kathryn Mikells
Chief Financial Officer
Diageo plc
Lakeside Drive
Park Royal
London NW10 7HQ
England

  **Re: Diageo plc
   Form 20-F for the Fiscal Year Ended June 30, 2017
   Filed August 8, 2017
   File No. 1-10691**

Dear Ms. Mikells:

 We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       /s/ Joel Parker

       Joel Parker
       Senior Assistant Chief Accountant
       Office of Beverages, Apparel, and
       Mining